FORM 51-102F3MATERIAL CHANGE REPORT

1.

Name and Address of Company

MINCO GOLD CORPORATION

2772 1055 West Georgia Street

Vancouver British Columbia, Canada V6E 3R5

2.

Date of Material Change

November 26, 2012

3.

News Release

On November 26, 2012, Minco Gold Corporation (the “Company”) issued a news release through the facilities of Marketwire (the “News Release”).

4.

Summary of Material Change

Minco Gold Corporation is pleased to announce that Mr. Peter Voulgaris has been appointed as Vice President of Corporate Development and Mrs. Ellen Wei, the Company’s interim CFO, has been promoted to Chief Financial Officer, of the Minco Group of Companies.

5.

Full Description of Material Change

See attached news release at Schedule “A” to this report.

6.

Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

Ken Cai

Chief Executive Officer

Telephone: (604) 688-8002

9.

Date of Report

November 27, 2012

Schedule “A”

TSX: MMM NYSE Amex: MGH FSE: MI5
November 26th, 2012

NEWS RELEASE

MINCO GOLD APPOINTS SENIOR OFFICERS

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/AMEX:MGH/FSE:MI5) is pleased to announce that Mr. Peter Voulgaris has been appointed as Vice President of Corporate Development and Mrs. Ellen Wei, the Company’s interim CFO, has been promoted to Chief Financial Officer, of the Minco Group of Companies.

Mr. Voulgaris possesses nearly two decades of international mining experience, including exploration, mine development, operations, and corporate development. He worked as a project geologist at Placer Dome in Australia for seven years after which he joined Newmont Mines Ltd. as senior mine geologist for three years.  During 2003-2010, Mr. Voulgaris served at Ivanhoe Mine Ltd, in a variety of senior management positions responsible for engineering studies and mine construction of the Oy Tolgoi project in Mongolia, and project evaluations for mergers and acquisitions. Prior to joining the Minco Group of Companies, he worked as an independent consultant providing services in evaluations and financial analysis for mining projects to both private and publicly listed companies. Mr. Voulgaris holds a Bachelor of Geological Engineering with Honors from RMIT University, and a Masters in Engineering Science from Queensland University, both in Australia.

Mrs. Ellen Wei has been with the Minco Group of Companies since 2005. She worked at Zhonghua Accounting Firm, a subsidiary of Ministry of Finance of China, in Beijing for twelve years. Prior to joining the Company, she worked at Ernst & Young LLP as an auditor in Hong Kong and Los Angeles for three years.  Mrs. Wei was appointed as the CFO of Minco Mining (China) Co., Ltd in Beijing in 2005 and was transferred to Minco’s Vancouver office as controller of Minco Group in January 2009. She has served as the Company’s interim CFO from May 2012 to present. Mrs. Wei holds a Bachelor of Accounting from Remin University of China and a CPA designation in China. She is a member of the Institute of Chartered Accountants of British Columbia and a Certified Public Accountant in Washington State.

The Company is also pleased to announce the appointment of Mr. Samson Siu as Controller of the Minco Group of Companies.  Mr. Sui brings nearly a decade of experience in financial management and reporting to the Company. Prior to joining the Company, Mr. Siu was an assurance manager at Manning Elliott LLP in Vancouver, where he provided assurance and advisory services to public companies listed in Canada and the United States. Prior Mr. Siu worked at KPMG LLP, providing tax compliance and advisory services to companies in the resource sector.  He holds a Bachelor of Business Administration degree from Simon Fraser University and is a member of the Institute of Chartered Accountants of British Columbia and the Institute of Chartered Accountants of Canada.

About Minco Gold

Minco Gold Corporation (TSX:MMM/NYSE Amex:MGH/FSE:MI5) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold properties. The Company owns an exploration property portfolio covering more than 1,000 square kilometres of mineral rights in China. For more information on Minco Gold and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604)-688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

President  & CEO